SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                            FORM N-8F

      APPLICATION FOR DEREGISTRATION FILED PURSUANT TO SECTION 8(f)
                OF THE INVESTMENT COMPANY ACT OF 1940


         The undersigned investment company hereby applies to the Securities and Exchange Commission for an order of deregistration under and pursuant to the provisions of Section 8(f) of the Investment Company Act of 1940 and in connection with such application for deregistration submits the following information:


                      NATIONS FUND PORTFOLIOS, INC.
                                 Name

                           111 Center Street
                        Little Rock, AR 72201
      Address of Principal Business Office (No. & Street, City, State Zip Code)



Telephone Number (including area code):  (800) 643-9691

Name and address of agent for service of process:

                                    Richard H. Blank, Jr.
                                    Stephens Inc.
                                    111 Center Street, Suite 300
                                    Little Rock, AR  72201

                                    With a copy to:

                                    Robert M. Kurucza, Esq.
                                    Marco E. Adelfio, Esq.
                                    Morrison & Foerster LLP
                                    2000 Pennsylvania Ave., N.W., #5500
                                    Washington, D.C.  20006


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I.     General Identifying Information

1.     Reason fund is applying to deregister:

       [X]        Merger
       [   ]      Liquidation
       [   ]      Abandonment of Registration
       [   ]      Election of status as a Business Development Company

2.     Name of fund:                Nations Fund Portfolios, Inc.

3.     Securities and Exchange Commission File No.:  811-8982

4.     Is this an initial Form N-8F or an amendment toapreviouslyfiledForm N-8F?

       [X]    Initial Application                    [   ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

       111 Center Street, Suite 300, Little Rock, AR 72201

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

       Barry I. Pershkow, Esq.
       Morrison & Foerster LLP
       2000 Pennsylvania Avenue, N.W.
       Suite 5500
       Washington, D.C. 20006
       (202) 887-1536

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

       Stephens Inc.
       111 Center Street, #300
       Little Rock, AR  72201
       1-800-643-9691

8.     Classification of fund:

       [X] Management company; [ ] Unit investment trust; or [ ] Face-amount certificate company.

9.     Subclassification if the fund is a management company:

       [X]    Open-end              [   ]    Closed-end

10.    State law under which the fund was organized or formed:
       Maryland

11. Name and address of each investment adviser of the fund (including sub-advisers) during the last five years:

       Banc of America Advisors, Inc.     One Bank of America Plaza
       (Adviser)                          NC1-002-33-31
                                          101 South Tryon Street
                                          Charlotte, NC 28255-0001

       Gartmore Global Partners           One Bank of America Plaza
       (Sub-Adviser)                      Charlotte, North Carolina 28255

12. Name and address of each principal underwriter of the fund during the last five years:

       Stephens Inc.
       111 Center Street
       Suite 300
       Little Rock, AR 72201

13.    Not Applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [   ]    Yes                 [X]    No

15.    (a)    Did the fund obtain approval from the board of directors
              concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X]  Yes     [   ]   No

              Date on which the board vote took place:
              March 31, 1999

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X]  Yes     [   ]   No

              Date on which the shareholder vote took place:
              August 13, 1999

II.    Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

       [X]   Yes           [   ]   No

       (a)        Date on which the fund made those distributions:
                  August 20, 1999

       (b)        Were the distributions made on the basis of net assets?

                  [   ]   Yes               [X]   No

       (c)        Were the distributions made pro rata based on share ownership?

                  [   ]   Yes               [X]   No

       (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

              On August 20, 1999 all of the properties and assets of the Applicant were valued and subsequently conveyed to the corresponding open-end investment management company of Nations Reserves (the "Acquiring Series"). Shareholders of Applicant received shares of the corresponding Acquiring Series equal in value to their shares in complete liquidation and dissolution of Applicant and its series.

       (e)    Not Applicable.

17.    Not Applicable.

18.    Has the fund distributed all of its assets to the fund's shareholders?

       [X]   Yes           [   ]   No

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       [   ]   Yes                  [X]   No


III.   Assets and Liabilities

20.    Does the fund have any assets as of the date this form is filed?


       [   ]   Yes                  [X]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [   ]   Yes                  [X]   No


IV.    Information About Event(s) Leading to Request for Deregistration

22.    (a)        List the expenses incurred in connection with the Merger or
                  Liquidation:

                               (i) Legal expenses:

                           Morrison & Foerster, LLP - $8,500.00

              (ii)  Accounting expenses:  $0

              (iii) Other expenses (list and identify separately):

                           ADP  Proxy  Services  -  $2,500.00  (mailing);   R.R.
                           Donnelly Financial - $3,700.00 (printing); and R.R. Donnelly Financial - $700.00 (filing with SEC).

              (iv)  Total expenses (sum of lines (i)-(iii) above):  $15,400.00

       (b)    How were those expenses allocated?

                  As stated in the Agreement and Plan of Reorganization by and between the Applicant, for itself and on behalf of its Nations Emerging Markets Fund (the "Acquired Fund"), and Nations Reserves, for itself and on behalf of its corresponding Nations Emerging Markets Fund, shareholders of the Acquired Fund are responsible for bearing the expenses of the reorganization. However, the Acquired Fund's investment adviser (and/or its affiliates) effectively will bear these expenses because of an existing voluntary fee waiver and expense reimbursement arrangement limiting the total operating expense ratios of all of the classes of the Acquired Fund.

       (c) Who paid those expenses? NationsBanc Advisors, Inc. and/or its affiliates

       (d)        How did the fund pay for unamortized expense (if any)?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [X]   Yes           [   ]   No

       If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

              Notice release numbers:  23927 and 812-11654
              Order release number:     23957


V.     Conclusion of Fund Business

24.    Is the fund a party to any litigation or administrative proceeding?

       [   ]   Yes                  [X]   No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [   ]   Yes                  [X]   No

VI.    Mergers Only

26.    (a)        State the name of the fund surviving the Merger:
                  Nations Reserves

       (b) State the Investment Company Act file number of the fund surviving the Merger:
              811-6030

       (c) The Agreement and Plan of Consolidation was filed with the Commission on July 22, 1999 on submission type DEF14A, accession number: 0000950168-99-001944.

       (d)    Not applicable.



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                                                                  VERIFICATION

       The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Nations Fund Portfolios, Inc.; (ii) he is the Secretary of Nations Fund Portfolios, Inc.; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                     /s/  Richard H. Blank, Jr.
                                                     --------------------------
                                                     Richard H. Blank, Jr.